EXHIBIT 99.1

Student Transportation Inc. Celebrates Employee Appreciation Week April 20-24

Company Highlights the Excellent Work of Its Employees

DANIEL ISLAND, S.C., April 20, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation and management services, is honoring its employees during its annual Employee Appreciation Week taking place April 20 – 24.

In support of the company-wide celebration, a video message has been released on the company's website featuring Denis Gallagher, Chairman and CEO of STI, expressing his appreciation to the more than 14,500 employees of Student Transportation Inc. and its operating subsidiaries, Student Transportation of America and Student Transportation of Canada.

"We would not be the company we are today without each and every one of our employees…our family members. The generosity and care that they display in the communities we serve is incredibly impressive," stated Mr. Gallagher. "They will continue with their best effort as we embark on our 'new vision' and maintain being the leaders in this industry. People, innovation and technology are three key elements that are defining STI and setting us apart even further from the rest and I am very grateful for all that our employees do regarding these elements while helping our 'new vision' move forward."

STI is a family of local companies comprised of drivers, mechanics, dispatchers, managers and other personnel who are caring members of their communities. All STI employees take pride in what they do to deliver over one million children to and from school safely and on time each school day.

Employee Appreciation Week activities will take place in STI's more than 150 locations across North America beginning Monday, April 20th. Scheduled activities throughout the week include celebratory breakfasts, lunches and cookouts, as well as prize raffles, special recognitions and award ceremonies. School administrators including Superintendents, Principals and Transportation Directors, along with other members of the local communities, will also be participating in the festivities.

To view the video message and to stay updated on the Employee Appreciation Week activities, please visit www.RideSTBus.com and follow along at www.facebook.com/RideSTBus and www.twitter.com/RideSTBus.

Profile

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's most trusted provider of school bus transportation services and management services, operating more than 14,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com